Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership

Full Power Enterprise Global Limited	British Virgin Islands	100% Direct

Shenzhen Yuzhilu Aviation Service Co., Ltd.	PRC	100% Indirect

Xian Golden Net Travel Serve Service Co., Ltd.	PRC	100% Indirect

Shanghai Lanbao Travel Service Co., Ltd.	PRC	100% Indirect

Foshan Overseas International Travel Service Co., Ltd.	PRC	100% Indirect

Chongqing Universal Travel E-Commerce Co., Ltd.	PRC	100% Indirect

Universal Travel International Travel Agency Co., Ltd.	PRC	100% Indirect

Kunming Business Travel Agency Co., Ltd.	PRC	100% Indirect

Shanxi Jinyang Travel Agency Co., Ltd.	PRC	100% Indirect

Hebei Tianyuan International Travel Agency Co., Ltd.	PRC	100% Indirect

Zhengzhou Yulongkang Travel Agency Co., Ltd.	PRC	100% Indirect

Huangshan Holiday Travel Service Co., Ltd.	PRC	100% Indirect